SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-08880

                           NOTIFICATION OF LATE FILING

            (Check One): |X| Form 10-K(SB) |_| Form 11-K |_| Form 2-F
                          |_| Form 10-Q |_| Form N-SAR

                         For Period Ended: May 31, 2005

   |_| Transition Report on Form 10-K     |_| Transition Report on Form 10-Q
   |_| Transition Report on Form 20-F     |_| Transition Report on Form N-SAR
                       |_| Transition Report on Form 11-K

               For Transition Period Ended: ______________________

  Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________

                                   ----------

                         Part I. REGISTRANT INFORMATION

Full name of registrant: THE BANKER'S STORE, INC.

Former name if applicable: __________________

Address of principal executive office (Street and number): 1535 Memphis Junction Road

City State and Zip Code: Bowling Green, KY 42101

                                    PART II.
                             RULE 12b-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to this Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report on Form 10-K(SB), will be filed on or filed on or before the fifteenth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III.
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant is unable to file the subject report in a timely manner because it is in the process of obtaining confirmation as to the status of legal matters from counsel and the re-issuance of the report of its former auditor with respect to its fiscal year ended May 31, 2004.

                                    PART IV.
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification


          Paul Clark                             (270) 781-8453
          ----------                     ------------------------------
            (Name)                       (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 of 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  |X| Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  |_| Yes   |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      THE BANKER'S STORE, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


      Date: August 30, 2005             By: /s/ Paul Clark
                                            ------------------------------------
                                            Paul Clark, President and CEO